EXHIBIT 99.1

Nebius participates in ClickHouse Series C; crystallizes value of asset to fund hypergrowth of core AI infrastructure business

Amsterdam, May 30, 2025 – Nebius Group (“Nebius” or “the Group”; NASDAQ: NBIS), a leading AI infrastructure company, today confirmed its participation in ClickHouse’s Series C funding round.

Arkady Volozh, founder and CEO of Nebius, said:

“We are extremely impressed with what Aaron and his team have achieved to date, and believe they are well positioned to continue scaling rapidly and create significant additional value for shareholders.

“We believe our non-core assets will provide us with billions of dollars to invest in our core AI infrastructure business. We expect these non-core businesses to continue to grow significantly, and will look to utilize the stakes as funding sources over time for our core AI infrastructure business.

“This, combined with our access to global capital markets and strong cash position, puts us in a unique position in our sector. We plan to use all these options to support the hypergrowth of our core business, and to meet strong and growing demand.

“We have a clear plan to scale our business to multiple billions of dollars in revenue in the medium term, with strong and sustainable margins, and continue to execute on it successfully.”

Contacts

For journalists: media@nebius.com

For investors: askIR@nebius.com

About Nebius

Nebius is a technology company building full-stack infrastructure to service the explosive growth of the global AI industry, including large-scale GPU clusters, an AI-native cloud platform, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the Company has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius Group’s core business is an AI cloud platform built from the ground up for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house, Nebius gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

Nebius Group also operates additional businesses under their own distinctive brands:

•	Avride — one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.

•	TripleTen — a leading edtech player in the U.S. and certain other markets, re-skilling people for careers in tech;

The Nebius Group also holds equity stakes in other businesses including ClickHouse and Toloka, an AI data solutions business.

To learn more please visit www.nebius.com

Forward-looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding the future prospects for our equity stakes, our future financial and business performance, our business and strategy, expected growth, planned investments and capital expenditure, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: our ability to build our businesses to the desired scale, competitive pressures, technological developments, our ability to secure and retain clients, our ability to secure capital to accommodate the growth of the business, unpredictable sales cycles, potential pricing pressures, and the ability of companies in which we hold minority equity stakes to achieve their business goals, as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2025, which are available on our investor relations website at https://group.nebius.com/sec-filings and on the SEC website at https://www.sec.gov/. All information in this press release is as of May 30, 2025 (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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